AB 3/31/02

02018825

VB 3/22/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-39203

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sovereign-American Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED MAR 0 5 2002 MAR 05 2002 366

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Cude Lane
(No. and Street)

Madison | Tennessee | 37115
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Laken Mitchell (615) 860-8750
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John E. Ingram
(Name — *if individual, state last, first, middle name*)

1635 N. McFarland Blvd, Ste 502 | Tuscaloosa, | AL | 35406
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Laken Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sovereign-American Securities, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

VICKI COSTLEY NOTARY PUBLIC AT LARGE DAVIDSON COUNTY, TENN.

My Commission Expires MAR. 23, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sovereign-American Securities, Inc.

Financial Statements
Year Ended December 31, 2001

SOVEREIGN-AMERICAN SECURITIES, INC.
Financial Statements
Year Ended December 31, 2001

CONTENTS

INGRAM & INGRAM, LLC

CERTIFIED PUBLIC ACCOUNTANTS
1635 North McFarland Blvd., Suite 502
Tuscaloosa, Alabama 35406

JOHN E. INGRAM
JOHN NEAL INGRAM

PH (205) 345-0420
FAX (205) 752-9536

To The Stockholder
Sovereign-American Securities, Inc.
Madison, Tennessee

We have audited the accompanying balance sheet of Sovereign-American Securities, Inc. as of **December 31, 2001** and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted this audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Sovereign-American Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

JOHN E. INGRAM
Certified Public Accountant
February 13, 2002

SOVEREIGN-AMERICAN SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets	
Cash in banks	$ 6,439
Total Assets	**$ 6,439**

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities	$ -
Total Liabilities	**$ -**
Stockholders' Equity	
Common Stock	$ 20
Paid in Capital	28,950
Retained Earnings	(22,531)
Total Stockholders' Equity	**$ 6,439**
Total Liabilities & Stockholders' Equity	**$ 6,439**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Income	
Fees	$ 2,602
Interest	150
Total Income	**$ 2,752**
Operating Expenses	
Filing Fees and Taxes - Net	$ 1,550
Bonding	362
Miscellaneous Fees & Expenses	852
Total Expenses	**$ 2,764**
Income/(Loss) from Operations	**$ (12)**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Contributed Capital	Retained Earnings (Deficit)	Total
Beginning Stockholders' Equity	$ 20	$ 28,950	$ (22,519)	$ 6,451
Net Income/(Loss) for Year			(12)	(12)
Stockholder Contributions (Dividends Paid)				-
Ending Stockholders' Equity	$ 20	$ 28,950	$ (22,531)	$ 6,439

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ (12)
Net Cash Provided by Operating Activities	**$ (12)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from Stockholders	-
Net Cash Provided by Financing Activities	$ -
Net Increase in Cash and Cash Equivalents	(12)
Beginning Cash and Cash Equivalents	6,452
ENDING CASH AND CASH EQUIVALENTS	**$ 6,439**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Purpose: The company was incorporated on January 4, 1988, under the laws of the state of Tennessee. The corporation was organized to engage generally in the business of acting as underwriting agent for certain privately placed exempt security offerings.

B. Accounting Method: The company prepares its financial statements on the accrual basis of accounting whereby revenues are recognized when earned, and expenses are recorded when incurred.

C. Income Taxes: Income taxes are provided for based on the income reported in the income tax return.

NOTE 2 - SECURITIES INVESTOR PROTECTION CORPORATION

Sovereign-American Securities, Inc. is a member of the Securities Investor Protection Corporation ("SIPC") pursuant to all filings and registrations related to operating as a securities broker dealer.

NOTE 3 - CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

Total ownership equity from Statement of Financial Condition	$ 6,439
Deduct: Ownership equity not allowed for net capital	-
Total ownership equity qualified for net capital	**$ 6,439**
Deductions and/or charges:	
Non-allowable asset - net receivable	-
Other additions and/or allowable credits	-
Net capital before haircuts on security positions	**$ 6,439**
Haircuts on securities	-
NET CAPITAL	**$ 6,439**

Reconciliation with company computation:

Net capital as reported in company's Part II (unaudited) Focus report 12/31/01:	$ 6,439
Income/(Expense) not reflected on Focus report:	
Rounding	-
NET CAPITAL	**$ 6,439**

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 2 - COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

Sovereign-American Securities, Inc. will carry no margin accounts, maintain no securities on hand, promptly transmit all customer funds and will not otherwise hold funds or securities for, or owe money or securities to customers and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Sovereign-American Securities, Inc.", thereby meeting the conditions of Rule 15c3-3(k)(2)(A) exempting it from the requirements of customer protection Rule 15c3-3.

See accompanying accountant's report.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 3 - COMPUTATIONOF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL
DECEMBER 31, 2001

Total Indebtedness	$ -
AGGREGATE INDEBTEDNESS	$ -

Ratio of aggregate indebtedness to net capital:

Aggregate indebtedness	$ -	
Net capital	$ 6,439	= -0-

1500 percent limit

See accompanying accountant's audit report and notes to financial statements.

SOVEREIGN-AMERICAN SECURITIES, INC.
SCHEDULE 4 – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
DECEMBER 31, 2001

There were no Liabilities subordinated to General Creditors at December 31, 2000 or at December 31, 2001. Therefore, there were no changes in Liabilities subordinated to General Creditors.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

SOVEREIGN-AMERICAN SECURITIES, INC.
Madison, Tennessee

I have examined the financial statements of Sovereign-American Securities, Inc. for the period ending December 31, 2001. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system and the practices and procedures followed by the client (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the time of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2001, which was made for the purposes set forth in the above paragraph, disclosed no weaknesses that I believe to be material.

John E. Ingram
Certified Public Accountant
February 13, 2002